Exhibit 6.7

CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is made as of November 15, 2025, by and between SETO Holdings, Inc., a Nevada corporation (the “Company”), and Anthony Lincoln (“Consultant”). Each of the Company and Consultant are a “Party” and, collectively, the “Parties”.

RECITALS

A.	The Company wishes to establish a long-term, wide-ranging relationship with Consultant, such that the Company would be able to leverage Consultant’s experience and standing within the transportation hospitality industry.

B.	The Company’ Board of Directors has formed an Advisory Board (the “AB”) to assist the Company in the development of its strategies and execution.

C.	The Company wishes to engage the services of Consultant, as a member of the AB, and Consultant wishes to provide such services, on the terms and conditions set forth herein.

D.	In addition, the Company wishes to engage the services of Consultant as the Company’s Consulting Lead for Transportation Hospitality, including concessions and licensing strategies, and Consultant wishes to provide such services, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the covenants hereinafter stated, the Parties agree as follows:

1.       Consulting Services.

(a)       AB Services. Consultant shall provide AB consulting services (the “AB Services”) to the Company as a member of the AB, including with respect to the following:

(1)       provide insights on retail innovation, duty-free and international hospitality trends;

(2)       participating in executive planning, pitch presentations and investor-facing events;

(3)       contributing to experiential buildouts, menu strategy and product curation; and

(4)       supporting the Company’s leadership in developing and scaling its travel, airport retail and concessions footprint.

In consideration of Consultant’s performing the AB Services, the Company shall pay Consultant in the manner described in Section 2 of this Agreement.

(b)       Industry Services. Beginning on the date on which the SEC “qualifies” the Company’s pending Regulation A offering (the “Reg A Qualification Date”), Consultant shall begin to provide the consulting services (the “Industry Services”) to the Company in leading the Company’s efforts to develop and operate transportation-focused food and beverage and retail licensing and sales programs, as more specifically set forth in Exhibit A attached hereto and made a part hereof.

In consideration of Consultant’s services pursuant to this Section 1(b), the Company shall pay Consultant in the manner described in Exhibit A attached hereto.

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2.       Compensation for AB Services.

(a)        In consideration for entering into this Agreement and the AB Services rendered to the Company, the Company shall issue and deliver to Consultant 1,000,000 restricted shares of the Company’s common stock upon the mutual execution of this Agreement, which shall be deemed to have been fully earned upon issuance and valued at the closing sale price of the Company’s common stock on the date of mutual execution of this Agreement, and, for each successive year of service on the AB, $25,000 worth of common stock of the Company, all of which shall be deemed to have been fully earned upon issuance and valued at the average closing price of the common stock for the 20 trading days immediately preceding the anniversary date of this Agreement.

(b)       The Company shall also reimburse Consultant for all reasonable out-of-pocket expenses actually incurred by Consultant in performance of the AB Services and the Industry Services; provided, however, that the expenses shall be first approved in writing by the Company. Consultant shall present to the Company supporting documentation and a detailed explanation of expenses incurred.

3.       Proprietary Rights.

(a)       Proprietary Rights Created Outside of Performance of Services. Any and all inventions, discoveries, processes, ideas, methods, designs and know-how, whether or not patentable, which Consultant may conceive or make either alone or in conjunction with others, prior to the term of this Agreement or during the term of this Agreement that were not developed in connection with the Services performed hereunder, shall remain the exclusive property throughout the world of Consultant.

(b)       Proprietary Rights Created in Performance of Services. All work arising from the Services performed hereunder and all materials and products developed or prepared for the Company by Consultant in connection with the Services performed hereunder are the exclusive property throughout the world of the Company, and all right, title and interest therein shall vest in the Company. All documentation and other copyrightable materials developed or prepared by Consultant in connection with the Services performed hereunder shall be deemed to be “works made for hire” in the course of the Services rendered hereunder. To the extent that title to any works arising from the performance of the Services hereunder may not, by operation of law, vest in the Company, or such works may not be considered “works made for hire,” all right, title and interest therein, including, without limitation, all copyrights, are hereby irrevocably assigned to the Company. Any and all inventions, discoveries, processes, ideas, methods, designs and know-how, whether or not patentable, which Consultant may conceive or make either alone or in conjunction with others, during the term of this Agreement, which in any way pertain to or are connected with the Services, shall be the sole and exclusive property throughout the world of the Company; and Consultant, whenever requested to do so by the Company or any subsidiary and/or affiliate thereof, at the Company’s expense, and without further compensation or consideration, shall promptly execute any and all applications, assignments and other instruments and perform such acts which the Company shall deem necessary or advisable in order to apply for and obtain copyrights, letters, patent and other applicable statutory protection throughout the world for said inventions, ideas and discoveries, and in order to assign and convey to the Company the sole and exclusive right, title and interest throughout the world in and to said inventions, discoveries, processes, ideas, methods, designs and know-how, or any applications, copyrights or patents thereof.

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4.       Confidentiality; Non-Circumvention. All inventions, ideas and discoveries which shall become Company’s property pursuant to Section 3 hereof shall be held secret and confidential by Consultant. Further, during and after the performance by Consultant of the Services and the term of this Agreement, Consultant will not use or disclose or allow anyone else to use or disclose to any third party any “Confidential Information” (as defined below) relating to the Company, its products, its research and development, its supplies or customers and the Services to be provided hereunder except as may be necessary in the performance of the Services or as may be authorized in writing in advance by an appropriate officer of the Company. Consultant acknowledges that the foregoing limitation expressly prohibits any use or disclosure of any Confidential Information by Consultant pursuant to lectures or scientific or technical papers or publications. “Confidential Information” includes any trade secrets, confidential information, knowledge, data or other information of the Company relating to products, processes, know-how, designs, formulas, test data, customer lists, business plans, marketing plans and strategies, pricing strategies or other subject matter pertaining to any business of the Company or any clients, customers, consultants, licensees or affiliates. “Confidential Information” shall not include any information which is publicly available at the time of disclosure or subsequently becomes publicly available through no fault of Consultant. All written information, drawings, documents and other materials prepared by Consultant in the performance of the Services hereunder shall be the Company’s sole and exclusive property, and will be delivered to the Company upon expiration or termination of this Agreement, together with all Confidential Information, if any, that may have been furnished to Consultant hereunder.

Consultant agrees not to circumvent, bypass or attempt to engage directly with any business contacts, partners, vendors or investors introduced to Consultant through the Company for any purpose competitive with the Company’s business interests during the term of this Agreement and for a period of two years thereafter.

5.       Other Agreements. Consultant hereby represents that Consultant is not a party to any other agreements or commitments that would hinder Consultant’s performance of the Services, other than those disclosed to Company in advance of the execution of this Agreement.

6.       Term and Termination. This Agreement shall commence on the date hereof and, unless earlier terminated as provided below, shall continue until two (2) years from the date hereof and shall automatically renew for additional one (1) year periods, for up to two (2) subsequent years, unless terminated earlier in accordance with the terms of this Agreement. Either Party shall have the right to terminate this Agreement without cause upon 30-days’ prior written notice to the other Party. The provisions of Paragraphs 3 and 4 shall survive and continue after expiration or termination of this Agreement.

7.       Independent Contractor. Consultant is an independent contractor. Consultant shall not be deemed for any purpose to be an employee or agent of the Company, and neither party shall have the power or authority to bind the other party to any contract or obligation. The Company shall not be responsible to Consultant or any governing body for any payroll-related taxes or insurance related to the performance of the terms of this Agreement.

8.       Disclosure. Consultant acknowledges and agrees that Company may publicly disclose that Consultant has entered into this Agreement, including the services to be performed by Consultant hereunder.

9.       Assignment. Consultant may not assign any of his obligations hereunder without the prior written consent of the Company, which may be withheld in its sole discretion.

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10.       Notices. All notification and communications hereunder shall be in writing. All notifications made to Company under this Agreement shall be made to the following address:

SETO Holdings, Inc.

6231 Columbia Park Road, Hyattsville, Maryland 20785

janon@seto-holdings.com

All notifications made to Consultant shall be made to Consultant at the address set forth opposite Consultant’s name on the signature page hereof.

11.       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

12.       Modifications. No modification, amendment, supplement to or waiver of this Agreement shall be binding upon the parties hereto unless made in writing and duly signed by both parties.

13.       Severability. In the event any one or more of the provisions of this Agreement is held to be invalid or otherwise unenforceable, the enforceability of the remaining provisions shall be unimpaired.

14.       Entire Agreement. This Agreement contains the entire agreement between the parties, and supersedes any and all prior and contemporaneous oral and written agreements.

15.       Counterparts. This Agreement may be executed in separate counterparts and shall become effective when the separate counterparts have been exchanged between the parties.

[ SIGNATURE PAGE FOLLOWS ]

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[ Signature Page to Advisory Board Member Consulting Agreement ]

IN WITNESS WHEREOF, the Company and Consultant have caused this Agreement to be duly executed as of the date first above written.

THE COMPANY:

Sad HOLDINGS, INC.

By: /s/ Janon Costley

Janon Costley

Chief Executive Officer

CONSULTANT:

/s/ Anthony Lincoln

Anthony Lincoln

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EXHIBIT A

Description of Industry Services and Compensation

Capitalized terms in this Exhibit A shall have the same meaning as in the Consulting Agreement (the “Agreement”) to which it relates.

Consultant shall report to the Chief Executive Officer of the Company and Consultant shall be responsible for taking directions only from the Chief Executive Officer, unless notified by the Chief Executive Officer to the contrary.

Scope of Industry Services

Consultant shall lead the Company’s efforts to develop and operate transportation-focused food and beverage and retail licensing and sales programs, including, without limitation:

•	Concessions concepts (e.g., Shinju Playa Izakaya, Shinju Listening Lounge);

•	Retail and RTD distribution (e.g., Shinju, Copa Imperial, El Hempe, N-Finite etc);

•	Strategic licensing of the Company’s portfolio into travel-focused hospitality and duty-free outlets; and

•	Oversight of retail partnerships, bids, and certifications (MBE/SBE/ACDBE).

This Scope of Industry Services includes both strategic and operational oversight across the Company’s hospitality and retail divisions, ensuring all activations align with the Company’s brand, mission and profitability goals.

Core Responsibilities

Consultant’s core responsibilities in performing the Industry Service shall include:

•	Strategic oversight of concessions planning, budgeting, and execution,

•	P&L accountability for transportation retail activations;

•	Representation of the Company with operators, developers, authorities and key industry stakeholders;

•	Supporting and guiding the Company’s MBE/SBE/ACDBE certification and compliance efforts;

•	Leading concept development and procurement strategy for major retail and hospitality activations; and

•	Contributing to experiential buildouts, menu strategy and product curation.

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In addition, Consultant shall collaborate directly with the Company’s executive team (including the AB) to define operational standards, align project objectives with financial targets and otherwise ensure cultural authenticity across brand implementations.

Intended Industry Services

At the direction of the Company’s Chief Executive Officer, Consultant Industries Services shall include, but not be limited by, the following:

•	Sourcing and evaluating new business opportunities across airports, rail stations, cruise terminals, and hospitality hubs;

•	Leading responses to RFPs, including the coordination of pro formats, operational models, and financial forecasts;

•	Generating new business leads through your professional network and industry affiliations;

•	Negotiating contracts and assisting with licensing, compliance, and certification processes;

•	Supporting concept rollout, vendor integration, and operational modeling;

•	Building the Company’s network of ACDBE/MBE-certified partners and operators;

•	Providing ongoing insights into retail innovation, duty-free strategies, and international hospitality trends; and

•	Participating in executive planning sessions, pitch presentations, and investor-facing initiatives to advance the Company’s transportation hospitality platform.

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Compensation Payable In Consideration of the Industry Services

As full payment for Consultant’s Industry Services under the Agreement, Consultant shall receive:

Equity Compensation

•	On the Reg A Qualification Date, the Company shall issue to Consultant $50,000 worth of restricted Company common stock (the “Consultant Shares”) based on the offering price of the Company’s common stock in the Company’s pending Regulation A offering, which shall be subject to the following vesting schedule:

•	25% on the Reg A Qualification Date;

•	25% upon Consultant’s securing the first major airport or hospitality Company-branded concession development opportunity;

•	25% upon launch of a Company-branded concept or program in a transportation hub; and

•	25% on the one-year anniversary of the Agreement.

Upon early termination of the Agreement, all unvested Consultant Shares shall be forfeited and cancelled.

Commission Compensation

Consultant shall receive commissions on all net revenue directly generated from new business opportunities or contracts sourced, developed and executed under Consultant’s, in accordance with the schedule:

•	Commissions shall be calculated and paid quarterly, based on verified contract execution or gross receipts attributed to Consultant’s efforts;

•	3% commission on contract value for all retail sales and licensing deals involving Company portfolio products throughout the term of this Agreement;

•	3% of net development/licensing fees for experiential food and beverage concepts throughout the term of this Agreement; and

•	2% of net revenue from active licensing deals secured under Consultant’s leadership for a period of 24 months post-launch.

Notwithstanding the foregoing, the Company reserves the option to offer Consulting monthly consulting retainer of between $2,500 and $5,000, which, if accepted, would be offset against commissions or fees earned hereunder.

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Performance Bonuses

Consultant shall be eligible for additional performance-based incentives, as follows:

•	$5,000 in bonus shares of Company common stock, valued in the manner in which the Consultant Shares are valued, upon Consultant’s securing the Company’s first airport retail sales opportunity (duty free/concession);

•	$25,000 in additional bonus shares of Company common stock, valued in the manner in which the Consultant Shares are valued, should the Company recognize at least $1,500,000 in gross revenues in cumulative new business attributable to the efforts of Consultant under the Agreement on or before the 18-month anniversary date of the Agreement; and

•	$5,000 in cash or in additional bonus shares of Company common stock, valued in the manner in which the Consultant Shares are valued (at the Company’s option), for each executed RFP or licensing agreement exceeding $500,000 in contract value attributable to the efforts of Consultant.

Annual Cap. Notwithstanding the foregoing, the total annual cash commissions and bonuses shall be capped at $150,000, unless otherwise approved by the Company’s Board of Directors.

Earned Commissions, Bonuses and Expense Reimbursements on Termination

On termination of the Agreement all earned commissions, earned bonuses and reimbursable expenses due and owing to Consultant shall be paid by the Company within 15 days of the date of termination.

Company Support

Consultant shall have full access to the Company’s operational resources, including the Company’s marketing, legal and creative divisions, including, without limitation:

•	The Company shall assist with proposals, presentations, marketing and brand integration efforts; and

•	The Company shall provide resources to assist with all legal and compliance matters required in Consultant’s performing the Industry Services on behalf of the Company.

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